================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                         BSD HEALTHCARE INDUSTRIES, INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

              Florida                                    31-1586472
----------------------------------        --------------------------------------
 (State or Other Jurisdiction of           (IRS Employer Identification Number)
  Incorporation or Organization

                    1900 Corporate Boulevard, Suite 400 East
                            Boca Raton, Florida 33431
                                 (561) 988-2544
                         ------------------------------
          (Address and Telephone Number of Principal Executive Offices)

                          Copies of communications to:

                             Michael D. Karsch, Esq.
                                Broad and Cassel
                           7777 Glades Road, Suite 300
                            Boca Raton, Florida 33434
                          Telephone No. (561) 483-7000
                         -------------------------------

Securities to be registered under Section 12(b) of the Act:
                Title of each class             Name of each exchange on which
                To be so registered             each class is to be registered

         None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Securities to be registered under Section 12(g) of the Act:

         Common Stock
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. BSD'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS DOCUMENT. THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THE DOCUMENT AND PARTICULARLY IN THE SECTION ENTITLED "RISK FACTORS."
================================================================================
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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

         BSD Healthcare Industries, Inc., or BSD, was incorporated in Florida on February 7, 1989 as Park Avenue Marketing, Inc. BSD did not conduct any operations until February 1, 1998 when it acquired 100% of the common stock of two commonly-controlled companies, Respiratory Care Services, Inc. and RCS Subacute, Inc. In December 1998, Coventry Industries Corp. acquired 80.1% of the outstanding common stock of BSD in exchange for 118,250 shares of Coventry common stock from Stephen Rosedale and Ronald Wilheim. Messrs. Rosedale and Wilheim are currently officers and directors of Coventry and will become its principal shareholders upon completion of the acquisition of PeopleFirst L.L.C. ("PF"). ("Coventry"). In July 1999, partially as a result of a change in reimbursement rates and the resulting losses and Coventry's intention to focus its efforts on PF, Messrs. Rosedale and Wilheim purchased Respiratory Care Services, Inc. and RCS Subacute, Inc. from BSD in exchange for 75,000 shares of Coventry common stock.

BUSINESS OBJECTIVE

         BSD now seeks acquisition possibilities throughout the United States and to make acquisitions or enter into other business endeavors to the extent its limited assets will allow. BSD is a "blank check" or "blind pool" company to effect The current business objective of BSD is to effect a merger, exchange of capital stock, asset acquisition or other business combination (a "Business Combination") with an operating business (a "Target Business") which BSD believes has significant growth potential.

         BSD will seek to acquire a Target Business without limiting itself to a particular industry. Most likely, the Target Business will be primarily located in the United States, although BSD reserves the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, BSD will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: health products, educational services, environmental services, consumer-related products and services, personal care services, voice and data information processing and transmission and related technology development or


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

(ii) is engaged in wholesale or retail distribution. While BSD may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, in all likelihood, as a result of its limited resources, BSD will have the ability to effect only a single Business Combination with a Target Business. BSD does not intend to register as a broker-dealer, merge with or acquire a registered broker-dealer, or otherwise become a member of the NASD. BSD's officers and directors have had preliminary contact or discussions with representatives of several other company regarding the possibility of a Business Combination between BSD and such other company, although none of these have resulted in any agreements or understandings and it is possible if not likely that no transaction will be consummated with any of these parties .

         Management does not intend to undertake any efforts to cause a market to develop in BSD's securities until such time as it has successfully implemented its business plan described herein.

SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A BUSINESS COMBINATION.

         Management of BSD will have substantial flexibility in identifying and selecting a prospective Target Business. As a result, investors in BSD will be almost entirely dependent on the judgment of management in connection with the selection of a Target Business. In evaluating a prospective Target Business, management will consider, among other factors, the following: (i) costs associated with effecting the Business Combination; (ii) equity interest in and opportunity for control of the Target Business; (iii) growth potential of the Target Business; (iv) experience and skill of management and availability of additional personnel of the Target Business; (v) capital requirements of the Target Business; (vi) competitive position of the Target Business; (vii) stage of development of the Target Business; (viii) degree of current or potential market acceptance of the Target Business, products or services; (ix) proprietary features and degree of intellectual property or other protection of the Target Business; (x) the financial statements of the Target Business; and (xi) the regulatory environment in which the Target Business operates.

         The foregoing criteria are not intended to be exhaustive and any evaluation relating to the merits of a particular Target Business will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a Business Combination consistent with BSD's business objectives. In connection with its evaluation of a prospective Target Business, management, with the possible assistance of an independent investment banking firm, anticipates that it will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of facilities, as well as a review of financial, legal and other information which will be made available to BSD.

         The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. BSD's current executive officers and directors intend to devote only a small portion of their time to the affairs of BSD and,


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accordingly, consummation of a Business Combination may require a greater period of time than if BSD's management devoted their full time to BSD's affairs. However, each officer and director of BSD will devote such time as they deem reasonably necessary to carry out the business and affairs of BSD, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to the business and affairs of BSD may vary significantly depending upon, among other things, whether BSD has identified a Target Business or is engaged in active negotiation of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to BSD and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize.

         BSD anticipates that various prospective Target Businesses will be brought to its attention from various sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, other members of the financial community and affiliated sources, including, possibly, BSD's executive officer, directors and their affiliates. While BSD has not yet ascertained how, if at all, it will advertise and promote itself, it may elect to publish advertisements in financial or trade publications seeking potential business acquisitions. BSD may also engage the services of professional firms that specialize in finding business acquisitions, in which event BSD may pay a finder's fee or other compensation. In no event, however, will BSD pay a finder's fee or commission to officers or directors of BSD or any entity with which they are affiliated for such service.

         As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. BSD will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment to BSD, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to BSD's tax treatment of a particular consummated Business Combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to BSD, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

ACQUISITION RESTRICTIONS.

         BSD may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, BSD does not intend to engage primarily in such activities. Specifically, BSD intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

         BSD will be subject to certain reporting requirements under the Securities Exchange Act of 1934 (the "Act"). Pursuant to Section 13 and 15(d) of the Act, in the event significant acquisitions take place, BSD will be required to furnish information including certified financial statements for the acquired company covering one or two years depending upon the relative size of the acquisition. Consequently, acquisition prospects that do not have or are unable to obtain the required certified financial statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         Various impediments to an acquisition of a business or company or a merger may arise such as appraisal rights afforded the shareholders of a prospective acquisition company or merger partner may arise under the laws of the state the prospective acquisition company is organized under. This may prove to be deterrent to a particular combination.

BUSINESS EXPERIENCE OF PRINCIPALS

         The officers and the other directors of BSD have business experience which has provided them with skills that BSD believes will be helpful in evaluating potential Target Businesses and negotiating a Business Combination.

RETENTION OF INVESTMENT BANKER

         BSD may engage an investment banking firm which is a member in good standing of the NASD to assist BSD in identifying, evaluating, structuring and negotiating potential Business Combinations.

         BSD's office is located at Suite 400, 1900 Corporate Boulevard, Boca Raton, Florida 33431 and its telephone number is (561) 988-2544.

FACTORS THAT MAY AFFECT FUTURE RESULTS

         The following important factors, among others, could cause actual results to differ from those indicated in forward-looking statements made in this document. The following factors contain some forward looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to our anticipated operating results for the year ending December 31, 1999, and our anticipated cash flow and to future actions, future performance or results of current and anticipated sales and marketing efforts, expenses, the outcome of contingencies, and other financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

    Any or all of our forward-looking statements in this document and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

    We undertake no obligations to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future filings with the SEC.

NO RELEVANT OPERATING HISTORY; LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES.

         BSD sold its business in July 1999, so its historical financial information is of limited value to potential investors in evaluating an investment in BSD's common stock. Although BSD's directors and its executive officers have had extensive experience relating to the identification, evaluation and acquisition of Target Businesses, because of BSD's operating history, there is only a limited basis upon which to evaluate BSD's prospects for achieving its intended business objectives. BSD has limited resources and has had no current revenues. In addition, BSD will not achieve any revenues until, at the earliest, the consummation of a Business Combination. Moreover, there can be no assurance that any Target Business, at the time of BSD's consummation of a Business Combination, or at any time thereafter, will derive any material revenues from its operations or operate on a profitable basis.

"BLIND POOL" OFFERING; BROAD DISCRETION OF MANAGEMENT.

         Prospective investors who invest in BSD will do so without an opportunity to evaluate the specific merits or risks of any one or more Business Combinations. As a result, investors will be entirely dependent on the broad discretion and judgment of management in connection the selection of a Target Business. There can be no assurance that determinations ultimately made by BSD will permit BSD to achieve its business objectives.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS COMBINATIONS; INVESTMENT IN BSD VERSUS INVESTMENT IN A TARGET BUSINESS

         "Blind pool" and "blank check" companies are inherently characterized by the absence of substantive disclosure, other than general descriptions, relating to the intended application of company funds. BSD has not yet identified a prospective Target Business. Accordingly, stockholders have no substantive information concerning consummation of any specific Business Combination. There can be no assurance that an investment in the securities offered hereby will not ultimately prove to be less favorable to stockholders than a direct investment, if such opportunity were available, in a Target Business.

THERE IS NO MARKET FOR BSD COMMON STOCK AND NONE MAY DEVELOP

         There can be no assurance that there will be an active trading market for BSD's securities following the completion of a Business Combination or, if a market does develop, as to the market price for BSD's securities. While a prospective Target Business may deem a consummation of a Business Combination with BSD desirable for various reasons, a Business Combination may involve the acquisition of, merger or consolidation with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself, including time delays, significant expense, loss of voting control, the time and expense incurred to comply and compliance with various Federal and state securities laws that regulate initial public offerings.

UNCERTAIN STRUCTURE OF BUSINESS COMBINATION

         The structure of a future transaction with a Target Business cannot be determined at the present time and may take, for example, the form of a merger, an exchange of stock or an asset acquisition. BSD may form one or more subsidiary entities to effect a Business Combination and may, under certain circumstances, distribute the securities of subsidiaries to the stockholders of BSD. There cannot be any assurance that a market would develop for the securities of any subsidiary distributed to stockholders or, if it did, any assurance as to the prices at which such securities might trade. The structure of a Business Combination or the distribution of securities to stockholders may result in taxation of BSD, the Target Business or stockholders.

UNSPECIFIED INDUSTRY AND TARGET BUSINESS; UNASCERTAINABLE RISKS

         While BSD will target industries located in the United States, while reserving the right to acquire a Target Business located elsewhere, BSD has not selected any particular Target Business or industry in which to concentrate its Business Combination efforts. None of BSD's directors or its executive officers have had any contact or discussions with any entity or representatives of any entity regarding a consummation of a Business Combination. Accordingly, there is no basis for stockholders to evaluate the possible merits or risks of the Target Business or the particular industry in which BSD may ultimately operate. To the extent that BSD effects a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of revenues or income), BSD will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that BSD effects a Business Combination with an entity in an industry characterized by a high level of risk, BSD will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular Target Business or industry, there can be no assurance that BSD will properly ascertain or assess all such risks.

DEPENDENCE UPON EXECUTIVE OFFICERS AND BOARD OF DIRECTORS; NO PRIOR BLIND POOL EXPERIENCE

         The ability of BSD to successfully effect a Business Combination will be largely dependent upon the efforts of its executive officers and the Board of Directors. Notwithstanding the significance of such persons, BSD has not entered into employment agreements or other understandings with any such personnel concerning compensation or obtained any "key man" life insurance on their respective lives. The loss of the services of such key personnel could have a material adverse effect on BSD's ability to successfully achieve its business objectives. None of BSD's key personnel are required to commit a substantial amount of their time to the affairs of BSD and, accordingly, such personnel may have conflicts of interests in allocating management time among various business activities. However, the executive officers and the other directors of BSD will devote such time as they deem reasonably necessary to carry out the business and affairs of BSD, including the evaluation of potential Target Businesses and the negotiation and consummation of a Business Combination, and, as a result, the amount of time devoted to the business and affairs of BSD may vary significantly depending upon, among other things, whether BSD has identified a Target Business or is engaged in active negotiation of a Business Combination. Although the officers and directors of BSD have substantial experience in buying and selling businesses, they have no prior experience in "blind pool" or "blank check" companies. BSD will rely upon the expertise of such persons, and the Board does not anticipate that it will hire additional personnel. However, if additional personnel are required, there can be no assurance that BSD will be able to retain such necessary additional personnel.

CONFLICTS OF INTEREST

         None of BSD's directors or executive officers are required to commit their full time to the affairs of BSD and it is likely that such persons will not devote a substantial amount of time to the affairs of BSD. These persons will have conflicts of interest in allocating management time among various business activities. As a result, the consummation of a Business Combination may require a greater period of time than if BSD's management devoted their full time to BSD's affairs. However, the executive officers and other directors of BSD will devote such time as they deem reasonably necessary to carry out the business and affairs of BSD, including the evaluation of potential Target Businesses and the negotiation and consummation of a Business Combination and, as a result, the amount of time devoted to the business and affairs of BSD may vary significantly depending upon, among other things, whether BSD has identified a Target Business or is engaged in active negotiation and consummation of a Business Combination. Certain of the persons associated with BSD are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by BSD. Such persons may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a corporation incorporated under the laws of the State of Florida are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, certain of BSD's directors and executive officers may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any conflicts will be resolved in favor of BSD.

LIMITED ABILITY TO EVALUATE TARGET BUSINESS MANAGEMENT; POSSIBILITY THAT MANAGEMENT WILL CHANGE


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The role of the present management in the operations of a Target Business of BSD following a Business Combination cannot be stated with certainty. Although BSD intends to scrutinize closely the management of a prospective Target Business in connection with its evaluation of the desirability of effecting a Business Combination with such Target Business, and may retain an independent investment banking firm to assist BSD in this regard, there can be no assurance that BSD's assessment of such management will prove to be correct, especially in light of the possible inexperience of current key personnel of BSD in evaluating certain types of businesses. While it is possible that certain of BSD's directors or executive officers will remain associated in some capacities with BSD following a consummation of a Business Combination, it is unlikely that any of them will devote a substantial portion of their time to the affairs of BSD subsequent thereto. Moreover, there can be no assurance that such personnel will have significant experience or knowledge relating to the operations of the Target Business acquired by BSD. BSD may also seek to recruit additional personnel to supplement the incumbent management of the Target Business. There can be no assurance that BSD will successfully recruit additional personnel or that the additional personnel will have the requisite skills, knowledge or experience necessary or desirable to enhance the incumbent management. In addition, there can be no assurance that the future management of BSD will have the necessary skills, qualifications or abilities to manage a public company embarking on a program of business development.

POSSIBLE BUSINESS COMBINATION WITH A TARGET BUSINESS OUTSIDE THE UNITED STATES

BSD may effectuate a Business Combination with a Target Business located outside the United States. In such event, BSD may face the additional risks of language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers. Furthermore, due to BSD's limited resources, it may be difficult to assess fully these additional risks. Therefore, a Business Combination with a Target Business outside the United States may increase the risk that BSD will not achieve its business objectives.

COMPETITION

         BSD expects to encounter intense competition from other entities having business objectives similar to those of BSD. Many of these entities, including venture capital partnerships and corporations, other blind pool companies, large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive experience in connection with identifying and effecting Business Combinations directly or through affiliates. Many of these competitors possess greater financial, technical, human and other resources than BSD and there can be no assurance that BSD will have the ability to compete successfully. BSD's financial resources will be limited in comparison to those of many of its competitors. Further, such competitors will generally not be required to seek the prior approval of their own stockholders, which may enable them to close a Business Combination more quickly than BSD. This inherent competitive limitation may compel BSD to select certain less attractive Business Combination prospects. There can be no assurance that such prospects will permit BSD to achieve its stated business objectives.

UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS


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

         In the event that BSD succeeds in effecting a Business Combination, BSD will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with greater financial, marketing, technical, human and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurance that, subsequent to a consummation of a Business Combination, BSD will have the resources to compete in the industry of the Target Business effectively, especially to the extent that the Target Business is in a high-growth industry.

ADDITIONAL FINANCING REQUIREMENTS

         BSD has had no revenues to date and will be entirely dependent upon advances from Coventry to implement its business objectives. BSD will not achieve any revenues (other than investment income) until, at the earliest, the consummation of a Business Combination. Although BSD anticipates that its existing resources will be sufficient to effect a Business Combination, inasmuch as BSD has not yet identified any prospective Target Business candidates, BSD cannot ascertain with any degree of certainty the capital requirements for any particular Business Combination. In the event that BSD's existing resources prove to be insufficient for purposes of effecting a Business Combination (because of the size of the Business Combination or other reasons), BSD will be required to seek additional financing. The failure by BSD to secure additional financing could have a material adverse effect on BSD's ability to consummate a Business Combination or continued development or growth of the Target Business. BSD does not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the best interests of BSD.

STATE BLUE SKY REGISTRATION; RESTRICTED RESALES OF THE SECURITIES

         The ability to register or qualify for sale the Shares for both future initial sale and secondary trading will be limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the sale of securities of "blind pool" issuers such as BSD within that state. In addition, many states, while not specifically prohibiting or restricting "blind pool" companies, would not register the securities to be offered in a future offering for sale in their states.

DIVIDENDS UNLIKELY

         BSD does not expect to pay dividends prior to the consummation of a Business Combination. The payment of dividends after consummating any such Business Combination, if any, will be contingent upon BSD's revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of BSD's then Board of Directors. BSD presently intends to retain all earnings, if any, for use in

BSD's business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

AUTHORIZATION OF ADDITIONAL SECURITIES

         BSD's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock. Although BSD has no commitments as of the date hereof to issue any additional shares of Common Stock, BSD will, in all likelihood, issue a substantial number of additional shares in connection with or following a Business Combination. To the extent that additional shares of Common Stock are issued, BSD's stockholders would experience dilution of their respective ownership interests in BSD. Additionally, if BSD issues a substantial number of shares of Common Stock in connection with or following a Business Combination, a change in control of BSD will occur which may affect, among other things, BSD's ability to utilize net operating loss carry forwards, if any. Furthermore, the issuance of a substantial number of shares of Common Stock may adversely affect prevailing market prices, if any, for the Common Stock and could impair BSD's ability to raise additional capital through the sale of its equity securities.

         BSD's Certificate of Incorporation also authorizes the issuance of 5,000,000 shares of blank check preferred stock (the "Preferred Stock"), with such designations, powers, preferences, rights, qualifications, limitations and restrictions and in such series as the Board of Directors, subject to the laws of the State of Florida, may determine from time to time. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of BSD. Although BSD does not currently intend to issue any shares of Preferred Stock, there can be no assurance that BSD will not do so in the future. As of the date hereof, BSD has no outstanding shares of Preferred Stock.

COMPLIANCE WITH PENNY STOCK RULES

         BSD's securities will initially be considered a "penny stock" as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules thereunder, since the price of each security is less than $5. Unless such security is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could result in reduction in the level of trading activity for that particular security of BSD and could make it more difficult for investors to sell that particular security.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION

         The following discussion and analysis of financial condition and results of operations contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to our anticipated operating results for the quarter ended June 30, 1999 and the full year ended December 31, 1999, and our anticipated cash flow, and to future actions, future performance or results of current and anticipated sales and marketing efforts, expenses, the outcome of contingencies such as legal proceedings, and other financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

         We undertake no obligations to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future SEC filings. Also note that we provide cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business under the section entitled "Factors That May Affect Future Results" in Item 1. Other factors besides those listed could also adversely affect BSD in the future.

OVERVIEW

         All current activity of BSD is related to seeking a Business Combination. All of BSD's costs to date have been paid out of available cash. BSD will use its available resources and the net proceeds of any future financing together with the income and interest earned thereon, principally in connection with effecting a Business Combination, and structuring and consummating a Business Combination (including possible payment of finder's fees or other compensation to persons or entities which provide assistance or services to BSD). To the extent that common stock is used as consideration to effect a Business Combination, the balance not expended will be used to finance the operations of the Target Business.

Results of Operations

Since BSD has sold its operations effective July 1, 1999, it has treated the healthcare businesses formerly owned by it as discontinued operations. For the year ended December 31, 1998, BSD had income of $116,282 from discontinued operations and for the six months ended June 30,

1999, had a loss of $539,149 from discontinued operations, primarily due to the decrease in the reimbursement rates for BSD's services.

Liquidity and Capital Resources

         Substantially all of the assets and liabilities on BSD's June 30, 1999 balance sheet and the information contained on the statement of cash flows relate to the discontinued operations. BSD currently has limited cash and other capital resources, but also has very limited operating needs. BSD has relied on, a will continue to rely on, obtaining resources from its parent Coventry.

         BSD may utilize cash derived from the sale of equity securities, debt securities or bank or other borrowing or a combination thereof as consideration in effecting a Business Combination. Although BSD has no commitments as of the date hereof to issue any shares of Common Stock or options or warrants, BSD will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of BSD's stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in control of BSD may occur which may affect, among other things, BSD's ability to utilize net operating loss carry forwards, if any.

         There currently are no limitations on BSD's ability to borrow funds to effect a Business Combination. However, BSD's limited resources and lack of operating history may make it difficult to borrow funds. The amount and nature of any borrowing by BSD will depend on numerous considerations, including BSD's capital requirements, potential lenders' evaluation of BSD's ability to meet debt service on borrowing and the then prevailing conditions in the financial markets, as well as general economic conditions. BSD does not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in the best interests of BSD. The inability of BSD to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on BSD's financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowing will subject BSD to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, subject BSD to all the risks inherent thereto.

ITEM 3. DESCRIPTION OF PROPERTY

         BSD's corporate headquarters are located in space provided to it on a rent free basis by Coventry, and it is anticipated that this arrangement will remain until such time as BSD successfully consummates a Business Combination.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Common Stock of BSD, beneficially by each person owning more than 5% of such common shares and the directors and executive officers, and by all officers and directors, as a group.

Name and Address of                        Amount and Nature of                          Percent of Class
Beneficial Owner                           Beneficial Ownership                            Outstanding
----------------                           --------------------                            -----------
Coventry Industries Corp.(1)                     1,602,000                                     61.6%

Robert Hausman                                   1,602,000(2)                                  61.6%

Stephen Rosedale                                   199,996                                      7.7%

Ronald Wilheim                                      49,799                                      1.9%

Saintes Holdings Ltd. (3)                          600,000                                      23.1%

All Officers and Directors                       1,851,795                                     71.2%
as a Group (three persons)

(1) Address is, 1900 Corporate Boulevard, Suite 400 East, Boca Raton, Florida 33431.
(2) Represents shares owned by Coventry. Mr. Hausman is the President of Coventry.
(3) Address is Hirzel Court, Guernsey, GY1, 2NN, Channel Islands.

*Less than 1%.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Three directors have been elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified or until their earlier resignation, removal from office or death.

         The following table sets forth as the names, ages and positions held with respect to our directors and executive officers:

     Name                            Age                         Positions (Held)
     ----                            ---                         ----------------
     Robert Hausman                  43                          President and Chief Operating Officer
     Stephen Rosedale                55                          Chairman of the Board
     Ronald Wilheim                  30                          Director

Robert Hausman was elected President and a Director in December 1998 following Coventry's acquisition of BSD common stock. Mr. Mr. Hausman devotes substantially all of his time and attention to Coventry's business. He became Coventry's President and a director in May 1997.

From October 1994 to October 1997, Mr. Hausman was president and chief executive officer of Federal Supply, a subsidiary of Coventry, and since May 1995, Mr. Hausman has also been 25% shareholder of South Eastern Sound & Communications, Inc., a Boca Raton based sales, service and installation company of sound and communications systems.. From February 1982 until July 1994, Mr. Hausman was a 50% owner and Executive Vice President of Bedford Weaving Mills, a Bedford, Virginia based specialty textile mill. Bedford Weaving Mills was acquired by Mr. Hausman and his partner in February 1982 from Belding Hemingway, Inc.

Stephen Rosedale was elected a director in February 1998. Mr. Rosedale founded Communicare Health Services, Inc. in 1978 and since its inception, Mr. Rosedale has been Chairman of the Board of Directors and Chief Executive Officer. Communicare owns, operates and manages long term care facilities, home care and assisted living companies and communities and rehabilitation facilities.

Ronald Wilheim was elected a director in February 1998. Mr. Wilheim has been Corporate Counsel of CommuniCare since August 1995. Prior to that time, Mr. Wilheim attended law school at Benjamin Cardozo School of Law in New York.

ITEM 6. EXECUTIVE COMPENSATION

         No compensation was paid during 1998 to any officers of BSD. No current officers are being paid any salary at this time.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Messrs. Rosedale and Wilheim acquired their BSD common stock from a principal shareholder of BSD in August 1997 for cash consideration of $200,000. In December 1998, they sold 80.1% of BSD common stock, or 1,602,000 shares, to Coventry in exchange for 118,250 shares of Coventry common stock. In July 1999, Messrs. Rosedale and Wilheim purchased the stock of BSD's two operating subsidiaries for 75,000 shares of Coventry common stock.

ITEM 8. DESCRIPTION OF SECURITIES

         BSD's authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, 2,600,000 shares of which are issued and outstanding. The outstanding shares of Common Stock are fully paid and non-assessable. BSD is further authorized to issue up to 5,000,000 shares of "blank check preferred stock," par value $.001 per share, none of which are issued and outstanding as of the date hereof.

Common Stock

         The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of stockholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than

50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. Current holders of BSD's Common Stock, will have majority voting control. As a result, such persons will be in the position to effectively control the affairs of BSD.

         Upon any liquidation, dissolution or winding-up of BSD, the assets of BSD, after the payment of Company debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock which may then be outstanding, if at all, will be distributed pro-rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for or purchase any additional shares of common stock to be authorized. Additional shares of common stock could be used for any proper corporate purpose, including acquisitions, raising of additional equity capital, stock dividends or upon the exercise of stock options. The future issuance of additional shares of common stock on other than a pro rata basis may dilute the ownership of the stockholders, as well as their proportionate voting rights.

         Holders of BSD's Common Stock are entitled to receive such dividends as the board of directors may from time to time declare to be paid in accordance with Florida law and if BSD has sufficient surplus or net earnings. BSD has never paid cash dividends. BSD seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

         BSD may issue substantial additional shares of its Common Stock in the future for such valid corporate purposes, as management may, in its sole discretion, determine, which would then cause substantial dilution to BSD's then Common Stockholders.

Preferred Stock

         BSD's Board of Directors is authorized to issue such preferred stock in one or more series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors. Accordingly, BSD may issue one or more series of preferred stock in the future that will have preference over its Common Stock with respect to the payment of dividends and upon its liquidation, dissolution or winding up or have voting or conversion rights which could adversely affect the voting power and percentage ownership of the holders of the Common Stock.

         Coventry has no present plans to issue any shares of preferred stock.

                                     PART II

ITEM 1.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

(A) MARKET INFORMATION

BSD's Common Stock has been listed for trading on the OTC Bulletin Board under the symbol "BSDI" since February 3, 1998. BSD does not believe that there was any trading activity in the BSD Common Stock since that date.

(B) HOLDERS

         At July 31, 1999, there were approximately 37 holders of record of BSD's common stock.

(C) DIVIDENDS

         BSD has never paid any of dividends and does not paid dividends on its common stock and does not intend to pay dividends for the foreseeable future. BSD intends to retain earnings, if any, to finance the development and expansion of its business. Payment of dividends in the future will depend, among other things, upon BSD's ability to generate earnings, its need for capital and its overall financial condition.

ITEM 2.  LEGAL PROCEEDINGS

         BSD is not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         In March 1999, BSD sold an aggregate of 600,000 shares of Common Stock for a $300,000 note to one accredited investor in an offering exempt from registration pursuant to Rule 504 promulgated pursuant to the Securities Act of 1933. No commissions or fees were paid.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         BSD may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its By-laws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of BSD, or any person who serves at the request of BSD as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent permitted by the Florida Revised Statutes ("FRS") (including, without limitation, the statutes, case law and principles of equity) of the State of Florida. If the Florida laws (including without limitation, the statutes, case law or principles of equity, as the case may be) of the State of Florida are amended or changed to permit or authorize broader rights of indemnification to any of the persons referred to in the immediately preceding sentence, then BSD shall be automatically authorized to agree to indemnify such respective persons to the fullest extent permitted or authorized by such law, as so amended or changed, without the need for amendment or modification of the Articles of BSD and without further action by the Directors or stockholders of BSD.

         Without limiting the generality of the foregoing provision of this item, to the fullest extent permitted or authorized by the FRS as now in effect and as the same may from time to time hereafter be amended, no director of BSD shall be personally liable to BSD or to its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the immediately preceding sentence shall not adversely affect any right or protection of a director of BSD existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

                          INDEX TO FINANCIAL STATEMENTS
                          ------------------------------
                                                                            PAGE
                                                                            ----

BSD HEALTHCARE INDUSTRIES, INC.:

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2


    CONSOLIDATED:
        BALANCE SHEETS
           DECEMBER 31, 1998 AND JUNE 30, 1999 (UNAUDITED)                   F-3


        STATEMENTS OF OPERATIONS
           YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED
           JUNE 30, 1999 AND 1998 (UNAUDITED)                                F-4


        STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
           YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED
           JUNE 30, 1999 (UNAUDITED)                                         F-5


        STATEMENTS OF CASH FLOWS
           YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED
           JUNE 30, 1999 AND 1998 (UNAUDITED)                                F-6


        NOTES TO FINANCIAL STATEMENTS                                     F-7/17


RESPIRATORY CARE SERVICES, INC. AND RCS SUBACUTE, INC.:

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                F-18


    COMBINED:
       BALANCE SHEETS
           JANUARY 31, 1998 AND DECEMBER 31, 1997                           F-19


       STATEMENTS OF INCOME
           MONTH ENDED JANUARY 31, 1998 AND YEAR ENDED
           DECEMBER 31, 1997                                                F-20


       STATEMENTS OF STOCKHOLDERS' EQUITY
           MONTH ENDED JANUARY 31, 1998 AND YEAR ENDED
           DECEMBER 31, 1997                                                F-21


       STATEMENTS OF CASH FLOWS
           MONTH ENDED JANUARY 31, 1998 AND YEAR ENDED
           DECEMBER 31, 1997                                                F-22


       NOTES TO FINANCIAL STATEMENTS                                     F-23/27



                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Directors and Stockholders
BSD Healthcare Industries, Inc.


We have audited the accompanying consolidated balance sheet of BSD HEALTHCARE INDUSTRIES, INC. AND SUBSIDIARIES as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BSD Healthcare Industries, Inc. and Subsidiaries as of December 31, 1998, and their results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                                                 J.H. COHN LLP

Roseland, New Jersey
August 4, 1999

                         BSD HEALTHCARE INDUSTRIES, INC.

                           CONSOLIDATED BALANCE SHEETS
                 DECEMBER 31, 1998 AND JUNE 30, 1999 (Unaudited)

                                                                                             December              June
                                         ASSETS                                              31, 1998            30, 1999
                                         ------                                         ----------------    ------------------
                                                                                                               (Unaudited)
Current assets:
    Cash and cash equivalents                                                                 $   18,171         $   52,036
    Accounts receivable, net of allowance for doubtful accounts
       of $235,000 and $263,000                                                                1,363,310            622,896
    Other current assets                                                                          20,850             22,718
    Receivable from affiliate                                                                     76,244
                                                                                              ----------         ----------
          Total current assets                                                                 1,478,575            697,650

Equipment, net of accumulated depreciation of $38,827 and
    $45,953                                                                                       90,416             84,113
Deferred loan fees, net of accumulated amortization of $21,083
    and $32,583                                                                                   24,917             13,417
Goodwill, net of accumulated amortization of $377,497 and
    $583,405                                                                                   1,681,577          1,475,669
                                                                                              -----------        ----------
          Totals                                                                              $3,275,485         $2,270,849
                                                                                              ==========         ==========

      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
      -------------------------------------------------

Current liabilities:
    Notes payable to bank under revolving credit facility                                     $   81,694         $    9,980
    Note payable to bank under term loan                                                                          1,119,444
    6% note payable to stockholder on demand                                                     500,000            500,000
    Accounts payable                                                                             309,142            356,967
    Accrued expenses and other liabilities                                                       808,383            440,938
    Payable to affiliate                                                                                            106,394
    Estimated loss on disposal of discontinued operations                                        143,634            143,634
                                                                                              ----------         ----------
          Total current liabilities                                                            1,842,853          2,677,357

Notes payable to bank under term loan                                                          1,299,991
                                                                                              ----------         ----------
          Total liabilities                                                                    3,142,844          2,677,357
                                                                                              ----------         ----------

Commitments and contingencies

Stockholders' equity (deficiency):
    Preferred stock, $.001 par value; 5,000,000 shares
       authorized; none issued and outstanding
    Common stock, $.001 par value; 50,000,000 shares authorized;
       2,000,000 and 2,600,000 shares issued and outstanding                                       2,000              2,600
    Additional paid-in capital                                                                   167,993            467,393
    Accumulated deficit                                                                          (37,352)          (576,501)
    Stock subscription receivable                                                                                  (300,000)
                                                                                              ----------         ----------
          Total stockholders' equity (deficiency)                                                132,641           (406,508)
                                                                                              ----------         ----------

          Totals                                                                              $3,275,485         $2,270,849
                                                                                              ==========         ==========

See Notes to Consolidated Financial Statements.

                         BSD HEALTHCARE INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED
                       JUNE 30, 1999 AND 1998 (Unaudited)


                                                                                                 Six Months Ended
                                                                         Year Ended                  June 30,
                                                                          December         -----------------------------
                                                                          31, 1998             1999             1998
                                                                       -------------       ------------    -------------
                                                                                                    (Unaudited)
Income (loss) from continuing operations                                 $       -           $     -            $   -
                                                                         ----------          ----------         ----------
Discontinued health care operations:
     Income (loss) from discontinued operations                             116,282            (539,149)           157,790
     Loss on disposal of discontinued operations                           (143,634)               -                -
                                                                         ----------          ----------         ----------

     Income(loss) from discontinued operations                              (27,352)           (539,149)           157,790
                                                                         -----------         ----------         ----------

Net income (loss)                                                        $  (27,352)         $ (539,149)        $  157,790
                                                                         ==========          ==========         ==========


Basic earnings (loss) per common share:
     Earnings (loss) from continuing operations                          $       -           $       -          $     -
     Earnings (loss) from discontinued operations                              (.01)               (.23)               .08
                                                                         ----------          ----------         ----------


     Net earnings (loss) per share                                       $     (.01)         $     (.23)        $      .08
                                                                         ==========          ==========         ==========


Basic weighted average common shares
    outstanding                                                           2,000,000           2,310,000          2,000,000
                                                                          =========           =========          =========








See Notes to Consolidated Financial Statements.

                         BSD HEALTHCARE INDUSTRIES, INC.

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED
                            JUNE 30, 1999 (Unaudited)




                                             Common Stock            Addi-                         Stock
                                         --------------------        tional          Accu-         Sub-
                                           Number                    Paid-in         mulated     scription
                                         of Shares     Amount        Capital         Deficit     Receivable       Total
                                         ---------     ------        -------         -------     ----------       -----
Balance, January 1, 1998                 1,000,000      $1,000     $    9,000      $  (10,000)               $      -

Effect of 1 for 14.5 reverse
    stock split                           (931,034)       (931)           931

Proceeds from issuance of
    common stock                         1,895,480       1,895         (1,895)

Issuance of common stock
    in connection with the
    acquisition of businesses               35,554          36        159,957                                       159,993

Net loss                                                                              (27,352)                      (27,352)
                                         ---------      -------      --------       ---------                   -----------

Balance, December 31,
    1998                                 2,000,000       2,000        167,993         (37,352)                      132,641

Subscription to purchase
    common stock                           600,000         600        299,400                      $(300,000)

Net loss                                                                             (539,149)                     (539,149)
                                         ---------      -------      --------       ---------      ---------      -----------

Balance, June 30, 1999                   2,600,000      $2,600       $467,393       $(576,501)     $(300,000)     $(406,508)
                                         =========      ======       ========       =========      =========      =========



See Notes to Consolidated Financial Statements.

                         BSD HEALTHCARE INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                YEAR ENDED DECEMBER 31, 1998 AND SIX MONTHS ENDED
                       JUNE 30, 1999 AND 1998 (Unaudited)

                                                                           Year Ended             Six Months Ended
                                                                            December                   June 30,
                                                                            31, 1998             1999              1998
                                                                          ------------       -----------        -----------
                                                                                                       (Unaudited)
Operating activities:
     Net income (loss)                                                       $  (27,352)      $ (539,149)         $ 157,790
     Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
        Depreciation                                                             19,186            7,126              7,585
        Amortization of goodwill and deferred financing
           costs                                                                398,580          217,408            139,505
        Bad debt expense                                                        235,000           28,000
        Estimated loss on disposal of discontinued
           operations                                                           143,634
        Changes in operating assets and liabilities:
           Accounts receivable                                                 (585,550)         712,414           (193,549)
           Other current assets                                                  (2,497)          (1,868)           (26,605)
           Accounts payable                                                     124,713           47,825            108,559
           Accrued expenses and other liabilities                               235,983         (367,445)           332,991
                                                                             ----------       ----------          ---------
               Net cash provided by operating activities                        541,697          104,311            526,276
                                                                             ----------       ----------          ---------

Investing activities:
     Purchase of businesses, net of cash acquired
        of $39,073                                                           (1,950,086)                         (1,950,086)
     Purchases of equipment                                                     (21,881)            (823)            (7,517)
     (Payments to) proceeds received from affiliate                             (76,244)         182,638             35,400
                                                                             ----------       ----------          ---------
               Net cash provided by (used in) investing
                  activities                                                 (2,048,211)         181,815         (1,922,203)
                                                                             ----------       ----------          ---------

Financing activities:
     Net repayments of short-term borrowings                                   (429,315)        (252,261)          (311,000)
     Proceeds from borrowings from stockholder                                  500,000                             500,000
     Proceeds from borrowings under term loan                                 1,500,000                           1,500,000
     Deferred financing costs                                                   (46,000)                            (46,000)
                                                                             ----------       ----------          ---------
               Net cash provided by (used in) financing
                  activities                                                  1,524,685         (252,261)         1,643,000
                                                                             ----------       ----------          ---------
Net increase in cash and cash equivalents                                        18,171           33,865            247,073
Cash and cash equivalents, beginning of period                                                    18,171
                                                                             ----------       ----------          ---------


Cash and cash equivalents, end of period                                     $   18,171       $   52,036          $ 247,073
                                                                             ==========       ==========          =========

Supplemental disclosure of cash flow data:
     Interest paid                                                           $  195,600       $   90,614          $  60,297
                                                                             ==========       ==========          =========

See Notes to Consolidated Financial Statements.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 1 - History and organization of the Company:
               BSD Healthcare Industries, Inc. ("BSD") was incorporated in Florida as Park Avenue Marketing, Inc. on February 7, 1989 to serve as a "blind pool" or "blank check" company for the purpose of either merging with or acquiring an operating company. BSD was initially capitalized by its founders who purchased 68,966 shares of common stock for $10,000 (share and per share amounts have been retroactively restated, where appropriate, to reflect a 200 for 1 stock split effected by the Company on June 24, 1997 and a 1 for 14.5 reverse stock split effected by the Company on February 2, 1998).

               BSD did not conduct any operations of a commercial nature or have any significant activities until February 1, 1998 when it acquired 100% of the common stock of two commonly-controlled companies, Respiratory Care Services, Inc. ("RCSI") and RCS Subacute, Inc. ("Subacute"). RCSI and Subacute are referred to collectively herein as "RCS," and BSD, RCS and Subacute are referred to collectively herein as the "Company." As further explained in Note 3, BSD accounted for the acquisition of its 100% interest in RCS pursuant to the purchase method of accounting effective as of February 1, 1998 and, therefore, the historical consolidated financial statements only include the results of operations of RCS subsequent to its acquisition. Since the Company did not have any significant activities prior to February 1, 1998, the Company has not included any statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997 in the accompanying consolidated financial statements.

               On December 7, 1998, Coventry Industries Corp. ("Coventry") issued shares of common stock to the stockholders of BSD and acquired 80.1% of the outstanding shares of common stock of BSD. The acquisition of BSD by Coventry had no effect on the accompanying consolidated financial statements of the Company.

               BSD has been a holding company since it acquired RCS and the Company's only operations have been conducted by RCSI and Subacute. RCSI, which was incorporated on July 1, 1988, provides quality respiratory therapy staff in a variety of health care settings. Subacute, which was incorporated on October 19, 1995, provides credentialed, licensed therapists experienced in all phases of skilled and subacute respiratory care. These health care services are provided primarily to Medicare patients.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 1 - History and organization of the Company (concluded):
               As further explained in Note 3, on July 1, 1999, the Company's board of directors and stockholders approved the disposal of the Company's health care operations and the sale of RCSI and Subacute to two of the stockholders of Coventry (they also serve as officers and directors of Coventry) and, accordingly, the results of operations of the subsidiaries have been reclassified and reflected as discontinued operations in the accompanying consolidated statements of operations for all periods subsequent to their acquisition. Since they conducted all of the business operations of the Company, the accompanying consolidated statements of operations do not reflect any continuing operations and substantially all of the assets and liabilities in the accompanying consolidated balance sheets are those related to the discontinued operations.

               Subsequent to the consummation of the sale of the subsidiaries, the management of Coventry intends to use BSD as a "blind pool" or "blank check" company for the purpose of either merging with or acquiring an operating company.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 2 - Summary of significant accounting policies:
              Principles of consolidation:
                  The accompanying consolidated financial statements include the accounts of BSD and its wholly-owned subsidiaries, RCS and Subacute, from February 1, 1998, the date they were acquired. All significant intercompany accounts and transactions have been eliminated in consolidation.

               Unaudited financial statements:
                  In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Company as of June 30, 1999, its results of operations and cash flows for the six months ended June 30, 1999 and 1998 and its changes in stockholders' equity for the six months ended June 30, 1999.

                  Pursuant to rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these consolidated financial statements unless significant changes have taken place since the end of the most recent year.

               Use of estimates:
                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

               Revenue recognition:
                  The Company recognizes revenue at the time staffing services are provided.

               Cash equivalents:
                  Cash equivalents include all highly liquid investments with a maturity of three months or less when acquired.

               Equipment:
                  Equipment is carried at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from five to 14 years.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 2 - Summary of significant accounting policies (continued):
               Goodwill:
                  Goodwill, which is comprised of costs in excess of net assets of acquired businesses, is being amortized on a straight-line basis over an estimated useful life of five years. The Company periodically evaluates the recoverability of its intangible assets and measures the amount of impairment, if any, by assessing, among other things, the market and economic conditions related to, and the current and estimated future levels of income and cash flows to be generated by, the acquired businesses.

               Deferred loan fees:
                  Deferred loan fees are amortized using the straight-line method over the term of the Company's loan facilities. Amortization of such costs is included in interest expense and approximated $21,000 in 1998.

               Advertising:
                  The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were not material during the year ended December 31, 1998.

               Income taxes:
                  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

               Earnings (loss) per share:
                  The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during each period. The calculation of diluted earnings (loss) per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options or under other agreements, had been issued during the period.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 2 - Summary of significant accounting policies (concluded):
               Earnings (loss) per share (concluded):
                  Diluted per share amounts have not been presented in the accompanying consolidated statements of operations because the Company did not have any securities or agreements during the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998 that could have resulted in the issuance of additional common shares.

               Recent accounting pronouncements:
                  The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of December 31, 1998 and June 30, 1999 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect as of December 31, 1998 and/or June 30, 1999.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 3 - Acquisition and disposition of RCS:
               The Company acquired its 100% interest in RCS on February 1, 1998 in exchange for total initial consideration of $2,149,150, of which $1,989,157 was paid in cash and the balance of $159,993 was paid through the issuance of 35,554 shares of the Company's common stock at $4.50 per share (the fair market value of the common stock as of the date of closing). The acquisition has been accounted for pursuant to the purchase method and, accordingly, the results of operations of RCS have only been included in the accompanying consolidated statements of operations from February 1, 1998.

               The cost of acquiring RCS, which exceeded the fair value of the net assets acquired by $1,559,074, was allocated as follows:

                  Cash and cash equivalents                          $   39,073
                  Accounts receivable                                 1,012,760
                  Goodwill                                            1,559,074
                  Other current and noncurrent assets                   106,074
                  Short-term notes payable                             (311,000)
                  Other current liabilities                            (256,831)
                                                                    ------------

                      Total cost of acquisition                      $2,149,150
                                                                     ===========

               The issuance of the shares of common stock as part of the consideration for the acquisition of RCS was a noncash transaction that is not reflected in the accompanying 1998 consolidated statement of cash flows.

               In connection with the acquisition, the Company agreed to make additional payments to the former stockholders of RCS based on the results of operations of RCS during the five year period that commenced on February 1, 1998. Under generally accepted accounting principles, such consideration is only accrued and charged as an additional cost of the acquisition when a contingent payment becomes due. The Company accrued a liability of $500,000 for the contingent payment due based on RCS's results of operations through December 31, 1998 and recorded an equivalent amount as goodwill. No additional amount was recorded during the six months ended June 30, 1999. Any additional amounts of goodwill recorded as a result of the contingent payment provisions of the acquisition agreement will be amortized prospectively over the estimated remaining useful life of the asset.

               Unaudited pro forma information showing the Company's results of operations for the year ended December 31, 1998 and the six months ended June 30, 1998 assuming the acquisition of RCS had been consummated on January 1, 1998 has not been presented since such assumption would have no affect on the results of the Company's continuing operations.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 3 - Acquisition and disposition of RCS (concluded):
               As explained in Note 1, on July 1, 1999, the Company's board of directors and stockholders approved the disposal of all of the Company's health care operations and the sale of RCSI and Subacute to two of the stockholders of Coventry. Accordingly, the results of operations of RCS from February 1, 1998, the date of acquisition, through June 30, 1999 have been retroactively reclassified and reflected as income (loss) from discontinued health care operations in the accompanying consolidated statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998.

               Since RCS conducted all of the business operations of the Company, the accompanying consolidated statements of operations do not reflect any continuing operations and substantially all of the assets and liabilities in the accompanying consolidated balance sheets are those related to the discontinued operations.

               The Company will receive 75,000 shares of common stock of Coventry as the total consideration for the sale of RCSI and Subacute. The Company accrued an estimated loss of $143,634 on the disposal of its health care operations as of December 31, 1998 based on management's estimate of the carrying value of the net assets of RCSI and Subacute that will be transferred upon the consummation of their sale, net of the estimated fair market value of the shares of Coventry it will receive of $253,152 (or $3.375 per share). The accrued loss on disposal is included in income (loss) from discontinued health care operations in the accompanying consolidated statement of operations for the year ended December 31, 1998.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 4 - Notes payable to bank:
               During the year ended December 31, 1998, the Company obtained a $2,000,000 revolving credit facility and a $1,500,000 term loan facility from a bank. Interest is payable monthly at 2.5% above the prime rate on revolving credit facility borrowings and 4% above the prime rate on term loan borrowings (the applicable prime rate was 7.75% at December 31, 1998 and June 30, 1999).

               Borrowings under the revolving credit facility, which expires in February 2000, are limited to 80% of the outstanding balance of the Company's eligible accounts receivable and are secured by all of its accounts receivable. Borrowings under the revolving credit facility totaled $81,864 and $9,980 at December 31, 1998 and June 30, 1999, respectively. Since such borrowings are limited based on accounts receivable balances, they are classified as a current liability in the accompanying consolidated balance sheets.

               The entire balance of the term loan is payable in February 2000 and, accordingly, the balance of $1,299,991 at December 31, 1998 was classified as a noncurrent liability and the balance of $1,119,444 at June 30, 1999 was classified as a current liability, in the accompanying consolidated balance sheets. Borrowings under the term loan are cross-collateralized by the accounts receivable securing the revolving credit facility and secured by all of the other available assets of the Company.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 5 - Income taxes:
                The Company had net operating loss carryforwards of approximately $37,000 and $539,000 available to reduce future Federal taxable income as of December 31, 1998 and June 30, 1999, respectively. There were no other material temporary differences as of those dates. If not used, net operating loss carryforwards as of June 30, 1999 will expire at various dates through 2019.

                Deferred tax assets of approximately $15,000 and $216,000 attributable to the potential benefits from such net operating loss carryforwards as of December 31, 1998 and June 30, 1999 respectively, were offset by equivalent valuation allowances due to the uncertainties related to the extent and timing of the Company's future taxable income and, accordingly, the Company did not recognize a credit for income taxes in the accompanying consolidated statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 6 - Commitments and contingencies:
               Leases:
                  The Company has been utilizing its office space under month-to-month and other short-term leases while it negotiates a new lease with its landlord for additional space. Rent expense charged to operations approximated $46,000, $13,000 and $19,000 for the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998, respectively.

               Litigation:
                  In the ordinary course of business, the Company is both a plaintiff and defendant in various legal proceedings. In the opinion of management, the resolution of these proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company in subsequent years.

               Concentrations of credit risk and major customers:
                  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions. At times, balances exceed Federally insured limits. The Company generally extends credit to its customers, substantially all of whom are located in the central United States. Management of the Company closely monitors the extension of credit to customers while maintaining allowances for potential credit losses. During the year ended December 31, 1998 and the six months ended June 30, 1999 and 1998, no customer accounted for more than 10% of the Company's revenues. Generally, the Company does not have a significant receivable from any single customer and, accordingly, management does not believe that the Company was exposed to any significant credit risk at June 30, 1999.

                         BSD HEALTHCARE INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Information as of June 30, 1999 and for the
              Six Months Ended June 30, 1999 and 1998 is Unaudited)



Note 7 - Fair value of financial instruments:
               The Company's material financial instruments at June 30, 1999 for which disclosure of estimated fair value is required by certain accounting standards consisted of cash and cash equivalents, accounts receivable and payable, receivables from and payables to an affiliate and notes payable. In the opinion of management, (i) cash and cash equivalents, accounts receivable and payable and receivables from and payables to the affiliate were carried at values that approximated their fair values because of their liquidity and/or their short-term maturities and (ii) notes payable were carried at values that approximated their fair values because they had interest rates that approximated those currently prevailing for financial instruments with similar characteristics.



Note 8 - Transactions with affiliate:
               From time to time, the Company makes payments on behalf of a company controlled by certain stockholders of Coventry and the affiliate makes payments on behalf of the Company. Receivables and payables arising from these transactions are noninterest bearing and are repaid in the ordinary course of business.




                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Directors and Stockholders
Respiratory Care Services, Inc. and
    RCS Subacute, Inc.


We have audited the accompanying combined balance sheets of RESPIRATORY CARE SERVICES, INC. and RCS SUBACUTE, INC. as of January 31, 1998 and December 31, 1997, and the related combined statements of income, stockholders' equity and cash flows for the month ended January 31, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Respiratory Care Services, Inc. and RCS Subacute, Inc. as of January 31, 1998 and December 31, 1997, and their results of operations and cash flows for the month ended January 31, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                                  J.H. COHN LLP

Roseland, New Jersey
August 4, 1999

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                             COMBINED BALANCE SHEETS
                     JANUARY 31, 1998 AND DECEMBER 31, 1997

                                                                                                January         December
                                   ASSETS                                                       31, 1998        31, 1997
                                                                                                --------        --------
Current assets:
     Cash and cash equivalents                                                                $     39,073     $     17,048
     Accounts receivable, net of allowance for doubtful accounts
         of $203,765                                                                             1,012,760        1,070,402
     Other current assets                                                                           18,354           15,058
                                                                                              ------------     ------------
                  Total current assets                                                           1,070,187        1,102,508

Equipment, net of accumulated depreciation of $21,065 and
     $19,640                                                                                        87,720           88,123
                                                                                              ------------     ------------

                  Totals                                                                      $  1,157,907     $  1,190,631
                                                                                              ============     ============


                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable to bank                                                                     $   311,000      $   295,000
     Accounts payable                                                                              184,429          281,755
     Accrued expenses and other liabilities                                                         72,402           57,026
                                                                                              ------------     ------------
                  Total liabilities                                                                567,831          633,781
                                                                                              ------------     ------------

Commitments and contingencies

Stockholders' equity:
     Common stock:
         Respiratory Care Services, Inc., no par value; 1,000 shares
              authorized, issued and outstanding                                                     2,205            2,205
         RCS Subacute, Inc., no par value; 1,000 shares authorized,
              issued and outstanding                                                                 1,000            1,000
     Retained earnings                                                                             761,871          728,645
     Treasury stock of RCS Subacute, Inc. -  200 shares, at cost                                  (175,000)        (175,000)
                                                                                              ------------     ------------
                  Total stockholders' equity                                                       590,076          556,850
                                                                                              ------------     ------------

                  Totals                                                                      $  1,157,907     $  1,190,631
                                                                                              ============     ============

See Notes to Combined Financial Statements.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                          COMBINED STATEMENTS OF INCOME
                        MONTH ENDED JANUARY 31, 1998 AND
                          YEAR ENDED DECEMBER 31, 1997

                                                         Month             Year
                                                         Ended             Ended
                                                        January         December 31,
                                                        31, 1998            1997
                                                        --------        ------------
Revenues                                                 $373,399         $4,488,152
Costs of revenues                                         197,932          2,394,491
                                                        ---------        -----------

Gross profit                                              175,467          2,093,661
                                                        ---------        -----------

Operating expenses:
     Selling                                               10,693            153,434
     General and administrative                           130,114          1,193,650
                                                        ---------        -----------
         Totals                                           140,807          1,347,084
                                                        ---------        -----------

Operating income                                           34,660            746,577
                                                        ---------       ------------

Other income (expense):
     Interest expense                                      (1,434)            (6,665)
     Other                                                                     1,360
                                                        ---------     --------------
         Totals                                            (1,434)            (5,305)
                                                        ---------     --------------

Income before credit for income taxes                      33,226            741,272

Credit for income taxes                                                     (112,811)
                                                        ---------       ------------

Net income                                              $  33,226        $   854,083
                                                        =========        ===========


Historical income before income taxes                   $  33,226        $   741,272
Unaudited pro forma adjusted to eliminate effects
     of "S" corporation election:
     Provision for income taxes                            13,290            296,064
                                                        ---------       ------------

     Net income                                         $  19,936        $   445,208
                                                        =========        ===========

See Notes to Combined Financial Statements.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                   COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                        MONTH ENDED JANUARY 31, 1998 AND
                          YEAR ENDED DECEMBER 31, 1997

                                            Common Stock
                            ----------------------------------------------
                            Respiratory Care                                                   Treasury
                              Services, Inc.          RCS Subacute, Inc.                       Stock of
                            --------------------      ---------------------                       RCS               Total
                              Number of               Number of                   Retained     Subacute,         Stockholders'
                               Shares     Amount       Shares       Amount        Earnings       Inc.              Equity
                              ---------   ------      ---------     ------        --------     ---------         -------------
Balance, January 1, 1997       1,000      $2,205        1,000       $1,000        $218,277    $  (55,000)          $166,482

Dividends                                                                         (343,715)                        (343,715)

Repurchase of 100 shares of
     common stock                                                                               (120,000)          (120,000)

Net income                                                                         854,083                          854,083
                               -----      ------        -----       ------        --------    ----------           --------

Balance, December 31, 1997     1,000       2,205        1,000        1,000         728,645      (175,000)           556,850

Net income                                                                          33,226                           33,226
                               -----      ------        -----       ------        --------    ----------           --------

Balance, January 31, 1998      1,000      $2,205        1,000       $1,000       $761,871      $(175,000)          $590,076
                               =====      ======        =====       ======       ========      =========           ========


See Notes to Combined Financial Statements.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                        COMBINED STATEMENTS OF CASH FLOWS
                        MONTH ENDED JANUARY 31, 1998 AND
                          YEAR ENDED DECEMBER 31, 1997

                                                                                               Month            Year
                                                                                               Ended            Ended
                                                                                              January        December 31,
                                                                                              31, 1998          1997
                                                                                              --------       ------------
Operating activities:
     Net income                                                                                $ 33,226         $ 854,083
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation                                                                             1,425            14,593
         Provision for bad debts                                                                                  190,765
         Deferred income taxes                                                                                   (120,000)
         Changes in operating assets and liabilities:
              Accounts receivable                                                                57,642          (778,383)
              Other current assets                                                               (3,296)           (6,189)
              Accounts payable                                                                  (97,326)           82,576
              Accrued expenses and other liabilities                                             15,376           (81,112)
                                                                                               --------         ---------
                  Net cash provided by operating activities                                       7,047           156,333
                                                                                               --------         ---------

Investing activities - purchases of equipment                                                    (1,022)          (21,054)
                                                                                               --------         ---------

Financing activities:
     Net proceeds from line of credit borrowings                                                 16,000           295,000
     Purchases of treasury stock                                                                                 (120,000)
     Dividends                                                                                                   (343,715)
                                                                                               --------         ---------
                  Net cash provided by (used in) financing
                      activities                                                                 16,000          (168,715)
                                                                                               --------         ---------

Net increase (decrease) in cash and cash equivalents                                             22,025           (33,436)

Cash and cash equivalents, beginning of year                                                     17,048            50,484
                                                                                               --------         ---------

Cash and cash equivalents, end of year                                                          $39,073         $  17,048
                                                                                                =======         =========

Supplemental disclosure of cash flow data:
     Interest paid                                                                             $  1,983         $   6,665
                                                                                               ========         =========

     Income taxes paid                                                                                          $  28,018
                                                                                                                =========

See Notes to Combined Financial Statements.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



Note 1 - Description of business and summary of accounting policies:
                Business:
                    Respiratory Care Services, Inc. ("RCS"), which was incorporated on July 1, 1988, provides quality respiratory therapy staff in a variety of health care settings. RCS Subacute, Inc. ("Subacute"), which was incorporated on October 19, 1995, provides credentialed, licensed therapists experienced in all phases of skilled and subacute respiratory care. These services are provided primarily to Medicare patients.

                Principles of combination:
                    The accompanying combined financial statements include the accounts of RCS and Subacute which are affiliated by common ownership. All significant intercompany accounts and transactions have been eliminated in combination. RCS and Subacute are referred to together herein as the "Company."

                Use of estimates:
                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                Revenue recognition:
                    The Company recognizes revenue at the time staffing services are provided.

                Cash equivalents:
                    Cash equivalents include all highly liquid investments with a maturity of three months or less when acquired.

                Equipment:
                    Equipment is carried at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from five to 14 years.

                Advertising:
                    The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were not material during the month ended January 31, 1998 and the year ended December 31, 1997.

                Income taxes:
                    Effective January 1, 1997, RCS and Subacute, with the consent of their stockholders, elected to be treated as "S" corporations under the applicable sections of the Internal Revenue Code whereby the income or loss of RCS and Subacute is allocated to their stockholders for inclusion in their personal Federal income tax returns. As a result, there are no provisions for Federal income taxes in the accompanying historical combined financial statements.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



Note 1 - Description of business and summary of accounting policies (concluded):
                Income taxes (concluded):
                    RCS and Subacute have also elected to be treated as "S" corporations for state income tax purposes. However, certain states impose a tax on "S" corporation income at a reduced rate and, accordingly, there are provisions for state income taxes in certain of the accompanying historical combined financial statements.

                    The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                Other recent accounting pronouncements:
                    The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of January 31, 1998 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect as of December 31, 1997 and/or January 31, 1998.


Note 2 - Notes payable to bank:
                On September 5, 1997, RCS and Subacute entered into revolving credit agreements whereby they may borrow up to $100,000 and $350,000, respectively, against their eligible accounts receivable through September 1, 1998. Borrowings bear interest, which is payable monthly, at 2% above a specified prime rate (an effective rate of 10.5% as of January 31, 1998 and December 31,
                1997). Borrowings are cross-guaranteed by RCS and Subacute and guaranteed by their principal stockholder. The revolving credit agreements contain certain restrictive covenants which, among other things, effectively limit the Company's ability to incur additional bank debt and sell or dispose of certain assets.

                As of January 31, 1998 and December 31, 1997, outstanding borrowings, which arose from loans made to Subacute, totaled $311,000 and $295,000, respectively, and were secured by substantially all of the Company's assets.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



Note 3 - Income taxes:
                The historical provision (credit) for income taxes was comprised as follows:

                                                       Year Ended
                                                      December 31,
                                                         1997
                                                      ------------
                    Federal - deferred                 $  (97,000)
                                                       ----------

                    State:
                         Current                            7,189
                         Deferred                         (23,000)
                                                       ----------
                             Total                        (15,811)
                                                       ----------

                             Total                     $ (112,811)
                                                       ==========
                As explained in Note 1, RCS and Subacute elected to be taxed as "S" corporations for Federal and state income purposes effective January 1, 1997. Accordingly, the Company was not required to provide for Federal income taxes, and was required to provide for state income taxes at reduced rates, during the year ended December 31, 1997. Prior to making the "S" corporation elections, the Company accrued deferred tax liabilities as a result of elections that had been made to utilize a modified accrual basis of accounting for income tax purposes. As a result of the "S" corporation elections, the deferred tax liabilities were reversed and reflected as credits to income taxes in 1997.

                The Company's unaudited pro forma provision for income taxes for the month ended January 31, 1998 and year ended December 31, 1997, assuming RCS and Subacute had not elected to be taxed as "S" corporations, would have been comprised as follows:

                                                     Month
                                                     Ended         Year Ended
                                                    January         December
                                                    31, 1998        31, 1997
                                                    --------       ----------
                    Current:
                         Federal                     $11,296         $229,350
                         State                         1,994           66,714
                                                     -------         --------

                             Totals                  $13,290         $296,064
                                                     =======         ========

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS


Note 3 - Income taxes (concluded):
                A reconciliation of the Federal statutory rate of 34% to the effective rate for the unaudited pro forma provision for income taxes for the month ended January 31, 1998 and the year ended December 31, 1997 follows:

                                                                 Month           Year
                                                                 Ended           Ended
                                                                January       December 31,
                                                                31, 1998         1997
                                                                --------      ------------
                    Provision at Federal statutory rate          34.0%           34.0%
                    State income taxes, net of Federal
                         income tax effect                        6.0             5.9
                                                                 ----            ----

                    Effective rates                              40.0%           39.9%
                                                                 ====            ====

Note 4 - Commitments and contingencies:
                Leases:
                    The Company has been utilizing its office space under month-to-month and other short-term leases while it negotiates a new lease with its landlord for additional space. Rent expense charged to operations approximated $1,800 and $22,100 for the month ended January 31, 1998 and the year ended December 31, 1997, respectively.

                Litigation:
                    In the ordinary course of business, the Company is both a plaintiff and defendant in various legal proceedings. In the opinion of management, the resolution of these proceedings will not have a material adverse effect on the combined financial position or results of operations of the Company in subsequent years.

                Concentrations of credit risk and major customers:
                    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions. At times, balances exceed Federally insured limits. The Company generally extends credit to its customers, substantially all of whom are located in the midsection of the United States. Management of the Company closely monitors the extension of credit to customers while maintaining allowances for potential credit losses. During the month ended January 31, 1998 and the year ended December 31, 1997, no customer accounted for more than 10% of the Company's revenues. Generally, the Company does not have a significant receivable from any single customer and, accordingly, management does not believe that the Company was exposed to any significant credit risk at January 31, 1998 and December 31, 1997.

                       RESPIRATORY CARE SERVICES, INC. AND
                               RCS SUBACUTE, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS



Note 5 - Repurchase of common stock:
                Subacute repurchased 100 shares of its outstanding common stock in the year ended December 31, 1997 for $120,000 which was paid in cash.


Note 6 - Fair value of financial instruments:
                The Company's material financial instruments at January 31, 1998 and December 31, 1997 for which disclosure of estimated fair value is required by certain accounting standards consisted of cash and cash equivalents, accounts receivable, accounts payable and notes payable. In the opinion of management, (i) cash and cash equivalents, accounts receivable and accounts payable were carried at values that approximated their fair values because of their liquidity and/or their short-term maturities and (ii) notes payable were carried at values that approximated their fair values because they had interest rates equivalent to those currently prevailing for financial instruments with similar characteristics.


Note 7 - Subsequent event:
                On February 1, 1998, BSD Healthcare Industries, Inc. ("BSD"), a newly-formed holding company, purchased 100% of the common stock of both RCS and Subacute from their respective stockholders. On July 1, 1999, BSD agreed to sell 100% of the common stock of both RCS and Subacute to two of the stockholders of Coventry Industries Corp., the parent of BSD.




                                    *  *  *

                                    PART III

EXHIBITS

Exhibit Number                                  Description

--------------------------------------------------------------------------------
2.1              Exchange Agreement (1)
--------------------------------------------------------------------------------
2.2              Stock Purchase Agreement among  BSD, Coventry Industries Corp.,
                 Stephen Rosedale and Ronald Wilheim
--------------------------------------------------------------------------------
3.1              Amended and Restated Certificate of Incorporation
--------------------------------------------------------------------------------
3.2              Bylaws
--------------------------------------------------------------------------------
27               Financial Data Schedule
--------------------------------------------------------------------------------
(1)              Incorporated by reference to the Form 8-K filed December 22,
                 1998 by the Registrant's parent Coventry Industry Corp.
--------------------------------------------------------------------------------

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BSD HEALTHCARE INDUSTRIES, INC.



Date: August 17, 1999                     By:  /s/ Robert Hausman
                                             ---------------------------------
                                             Robert Hausman, President